SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                         Commission File Number: 1-4773

                          NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-K    |_| Form 20-F    |_| Form 11-K    |_| Form 10-Q
|_| Form N-SAR    |_| Form N-CSR

                      For Period Ended: December 31, 2002

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

         For Transition Period Ended:  Not applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: American Biltrite Inc.

Former name, if applicable:

Address of principal executive office: 57 River Street

City, state and zip code: Wellesley Hills, Massachusetts 02481-2097



                                    PART II

                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR,
|X| or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Biltrite Inc. (the "Company") cannot timely file its Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 2002 without unreasonable effort and expense.

As has been previously disclosed, the Company's majority-owned subsidiary Congoleum Corporation ("Congoleum") is a named defendant in thousands of cases alleging personal injury or death from exposure to asbestos or asbestos-containing products. Due to the increasing number of claims being brought against companies which formerly produced products that contained asbestos, including Congoleum, the increased number of insolvencies of companies which are named defendants in many of these cases, the increased number of insolvencies of insurance carriers which underwrote insurance policies that provided for coverage for asbestos-related liabilities, including Congoleum's insurance carriers, and the application or potential application by courts of the legal theory of joint and several liability which requires solvent defendants to fund the liabilities assessed on the insolvent co-defendants even though the solvent defendants may have been found only partly responsible for the plaintiffs' injuries, Congoleum has experienced a significant increased exposure for asbestos liability. Assessing the amount of that liability was dependant on numerous variables, including whether Congoleum would pursue a global settlement of all asbestos personal injury claims against it and attempt to implement that settlement through a Chapter 11 reorganization seeking confirmation of a pre- packaged plan. On March 31, 2003, Congoleum reached an agreement in principle with attorneys representing more than 75% of the known present claimants with asbestos claims pending against it. When consummated, that agreement will result in a global settlement of more than 75% of the asbestos personal injury claims pending against Congoleum. That agreement in principle also contemplates a Chapter 11 reorganization seeking confirmation of a pre-packaged plan that would leave non- asbestos creditors unimpaired and would resolve all pending and future personal injury asbestos claims against Congoleum and its distributors and affiliates, including the Company.

Reaching that agreement in principle had significant effects upon Congoleum's 2002 financial statements and related disclosure. Although Congoleum has now completed its assessment of its asbestos liability, the Company has not yet finalized its consolidated financial statements and related disclosure to properly reflect the impact of this assessment and the agreement in principle. The Company includes Congoleum in its consolidated financial statements, and liabilities of Congoleum comprise the majority of the liabilities reported on the Company's consolidated balance sheet. The determination of Congoleum's asbestos liability impacts the Company's financial statements, the notes to the financial statements and other items in the Form 10-K, including those regarding legal proceedings and management's discussion and analysis of financial condition and results of operations. The Company expects to file its Form 10-K by April 15, 2003.

Certain of the statements made in this notification constitute "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These forward-looking statements are based on the Company's, and its majority-owned subsidiary Congoleum's, expectations, as of the date of this notification, of future events, and the Company undertakes no obligation to update any of these forward looking statements. Although the Company believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from its expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause or contribute to the Company's actual results differing from its expectations include those factors discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, Congoleum's Annual Report on Form 10-K for the year ended December 31, 2001, the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, Congoleum's quarterly report on Form 10-Q for the quarter ended September 30, 2002, the Company's Current Report on Form 8-K filed on or about April 1, 2003, Congoleum's Current Report on Form 8-K filed on or about April 1, 2003 and their other filings with the Securities and Exchange Commission.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Howard N. Feist III                                (781) 237-6655
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(Name)                                     (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                          |X| Yes    |_|  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           |X| Yes   |_|  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated net sales for the year ended December 31, 2002 were $442.0 million, up 7.6% from $410.7 in 2001. The Company's consolidated net loss for 2002 was $16.7 million, including a $7.7 million or $2.25 per share goodwill accounting impairment charge and a $16.8 million charge at the consolidated level for the charge taken by Congoleum to resolve asbestos liabilities through a plan of reorganization. This compares with the Company's consolidated net earnings of $2.8 million for the year ended December 31, 2001. The Company's consolidated net loss per share in 2002 was $4.84 compared with consolidated net earnings of $ .82 per share in 2001.



                            American Biltrite Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003                         By:   /s/ Howard N. Feist III
                                               -------------------------------
                                                     Howard N. Feist III
                                                     Chief Financial Officer